Exhibit 1.02
Conflict Minerals Report
This Conflict Minerals Report (this “Report”) for the year ended December 31, 2013 is presented by Merit Medical Systems, Inc. (the “Company”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals (as defined below) which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”).
The Company determined that certain of its products were likely to contain Conflict Minerals due to the anticipated presence of such minerals in certain products manufactured by or for the Company or in parts obtained from suppliers, either contract manufacturers or original equipment manufacturers.
The Company has conducted in good faith a reasonable country of origin inquiry regarding the origin of Conflict Minerals necessary for the functionality or production of products manufactured or contracted to be manufactured by or for the Company. The reasonable country of origin inquiry consisted of a survey of supply-chain suppliers of materials necessary for the functionality or production of products manufactured by or for the Company. Of the suppliers that responded to the Company’s survey questionnaire, the vast majority responded that their products, parts or processes either did not contain Conflict Minerals or that any Conflict Minerals contained in their products, parts or processes did not originate in the Democratic Republic of the Congo or adjoining countries. A small number of suppliers responded that Conflict Minerals were present in their products, parts or processes, and that such minerals did originate in the Democratic Republic of the Congo or adjoining countries.
Based on those suppliers indicating the presence or use of Conflict Minerals originating in the Democratic Republic of the Congo or adjoining countries, the Company conducted additional due diligence on the source and chain of custody of such Conflict Minerals, utilizing the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, to the extent practicable and reasonable given the Company’s particular supply chain and industry. The Company sought to identify the originating smelter or refinery in an attempt to discover whether or not the smelter or refinery had been determined to be conflict-free by existing industry and/or trade association programs. The suppliers reporting the presence of such Conflict Minerals identified the smelter facilities providing such minerals as being “conflict free,” as determined by programs such as the Conflict Free Smelter Program of the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative. With respect to the Company’s products obtained from the remainder of the Company’s suppliers, because not all of the Company’s suppliers adequately responded to the Company’s inquiries, the Company has been unable to determine the precise origin of any 3TG minerals contained in or utilized in the manufacture of such products for the year ended December 31, 2013.
This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.
As part of its due diligence efforts, the Company also has developed a Conflict Minerals Policy (available at http://www.merit.com/about/conflict-minerals-policy.aspx) and a Code of Conduct for Suppliers (available at http://www.merit.com/about/code-of-conduct-for-suppliers.aspx). These two documents outline the expectations the Company has for its suppliers, as well as steps the Company may choose to take for any non-compliance by its suppliers with the Policy or Code of Conduct. The Company’s Conflict Minerals Policy is as follows:
In recent years, there has been an increasing international focus on "conflict minerals" (including tin, tantalum, tungsten and gold) mined in the Democratic Republic of the Congo (DRC) and adjoining countries. Armed groups engaged in mining operations in this region are believed to subject workers and indigenous people to serious human rights abuses and are using proceeds from the sale of conflict minerals to finance regional conflicts.
In response to these abuses, the U.S. Congress enacted legislation requiring certain companies to provide public disclosures about their use of conflict minerals. In August 2012, the U.S. Securities and Exchange Commission (SEC) adopted a final rule requiring public companies that manufacture or contract to manufacture products that contain "conflict minerals" to conduct due diligence on the origin, source and chain of custody of such minerals and provide specialized disclosures regarding the findings of such diligence.
Tin, tungsten, tantalum and gold ("3TG") are essential in the manufacture of a variety of electronic and medical devices and other products, including some of Merit's products. Merit sources its components and raw materials from reputable suppliers and has no reason to believe that any of these components or materials contain conflict minerals which contribute to the funding of violence in the DRC. However, given the complexity of the global metals supply chain, we cannot be completely sure that these components do or do not contain such conflict minerals. Accordingly, Merit has initiated a process to meet the conflict minerals regulatory requirements, taking steps to increase its supply chain due diligence measures for these minerals. Merit is also committed to working with its suppliers to responsibly source the materials and components used in its products. (see Merit's Code of Conduct for Suppliers here)
In furtherance of this commitment, Merit expects its suppliers to:
Familiarize themselves with the SEC's conflict minerals rule, implement policies that are consistent with this policy, and require their direct and indirect suppliers to do the same;
Implement procedures to trace conflict minerals at least to the smelter or refiner level, working with their direct and indirect suppliers as applicable, and to provide Merit with proper verification of the country of origin and source of the materials used in the products they supply to Merit;
Where reasonably possible, source conflict minerals from smelters and refiners validated as conflict free, and require their direct and indirect suppliers to do the same;
At Merit's request, provide Merit with written certifications and other information concerning the origin of conflict minerals included in products and components supplied to Merit, and require their direct and indirect suppliers to do the same.
Merit reserves the right to verify any information received from its suppliers, and to request from any supplier at any time such information, certifications and documentation as Merit shall deem necessary to monitor or assess compliance with this policy.
If a supplier is found to not be in compliance with the objectives of this policy, the supplier is expected to develop, implement and document plans to remedy such non-compliance in a timely manner. If the non-compliance cannot be resolved, Merit reserves the right to pursue termination of its relationship with the supplier.
In the next compliance period of calendar year 2014, the Company intends to continue to implement steps to improve the information gathered from its reasonable country of origin inquiries and any necessary due diligence, including increasing the response rate from its suppliers.

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